CONFIDENTIAL September 7, 2022 Ms. Mary Minnick Chairperson of the Board of Directors Digital Media Solutions, Inc. 4800 140th Avenue N., Suite 101 Clearwater, Florida 33762 Dear Ms. Minnick and Members of the Board of Directors: On behalf of Prism Data, LLC (“Prism”), I am pleased to submit this proposal to acquire all of the outstanding Class A common stock, $0.0001 par value per share (“Class A Shares”), of Digital Media Solutions (the “Company”) for $2.50 per share in cash, representing approximately $332.1 million in total enterprise value for the Company1. Our all-cash proposal represents a substantial and highly compelling premium for the Company’s stockholders that is 121.2% greater than the Company’s closing stock price on September 6, 2022 and a premium of 25.9% to the Company’s 60-day volume-weighted average price per share as of September 6, 2022. Please note that this proposal is based on an assumed 39,836,114 Class A Shares, 25,699,464 Class B Shares, and warrants to purchase an aggregage of 13,999,078 Class A Shares issued and outstanding, and $222,750,000 of total debt outstanding at the Company, which is the most recently information available from the Company’s Form 10-Q for the quarterly period ended June 30, 2022. As of September 6, 2022, Prism holds approximately 35.8% of the Company’s combined outstanding Class A and Class B Shares. We believe that our proposal represents a compelling opportunity for the Company and its stockholders. Prism is owned by the Company’s founders and management, and we believe that Prism is extremely well equipped to own, and direct the future of, the Company. Our expertise in technology-enabled digital performance advertising solutions and our unsurpassed familiarity with the Company’s business makes Prism uniquely qualified to execute this transaction and continue success for the business. I am presenting this proposal only on behalf of Prism. While we have not engaged any other stockholders, we are optimistic that other major stockholders of the Company – namely, Clairvest Group Inc. and Lion Capital, LLP – would be similarly supportive of this proposal and are likely to agree to participate in the transaction along-side Prism. As such, assuming full participation by these other significant stockholders in the transaction, we expect the cash outlay required to consummate this transaction to be relatively modest, anticipated to be in the range of $35 million to $40 million, which would include funds necessary to cash-out employee equity awards held by non-affiliates of Prism at the above-referenced $2.50 per share valuation. 1 NTD: Equity value reflects $2.50 share price multiplied by 65,535,578 (Class A and B shares). No value ascribed to warrants in the Enterprise Value calculation based on the Treasury Stock Method (share price of $2.50, warrants strike at $11.50). Debt (principal balance), cash, and non-controlling interest as of June 30, 2022 balance sheet.

We are well-capitalized and have access to liquidity sources to fund the cash outlay necessary to consummate this proposed transaction. We intend to fund the purchase price for this proposed transaction with a combination of cash on hand and other available financing sources. We have retained B. Riley Securities, Inc. (“B. Riley”) as our financial advisor in connection with this transaction. B. Riley has advised us that it is highly confident of its ability to arrange financing of up to $50 million for us, which is well in excess of the amount anticipated to be needed to consummate the proposed transaction. For the avoidance of doubt, our proposal is not subject to any financing condition or contingency. I anticipate that the transaction would be in the form of a merger of the Company with a newly-formed acquisition vehicle that Prism (and any other participating significant stockholders) would control; however, we are open to other structures, as our goal is to structure the transaction in a tax efficient manner that is mutually agreeable for all parties involved. We look forward to discussing our proposal with you. The foregoing indicative terms are subject to continued due diligence and the execution of definitive documentation acceptable to us, and we reserve the right to withdraw or modify our proposal in any manner prior to execution of definitive documentation. Given our familiarity with the Company and its assets, we will be able to move quickly to complete our diligence and negotiate definitive documentation. We have engaged an experienced team of legal and financial advisors who are prepared to engage with you and your team on this proposed transaction. Please note that in accordance with its legal obligations, Prism will be filing an amendment to its Schedule 13D, and will include a copy of this letter. We are interested in working constructively with the Board of Directors of the Company (the “Board”), with the goal of achieving a successful transaction for the Company’s stockholders with value, speed and certainty. We hope that the Board will work with us to maximize value and opportunities for the Company’s stockholders, and we look forward to receiving a response to this proposal in an expeditious manner. Best regards, Joseph Marinucci Manager of Prism Data, LLC